Filed pursuant to Rule 424(b)(3) Commission File No. 333-87868

PROSPECTUS SUPPLEMENT DATED AUGUST 1, 2002
(TO PROSPECTUS DATED JULY 18, 2002)

SKECHERS U.S.A., INC.

4.50% Convertible Subordinated Notes due April 15, 2007
and the Class A common stock issuable upon conversion of the notes

     This Prospectus Supplement supplements the Prospectus dated July 18, 2002 (the “Prospectus”) of Skechers U.S.A., Inc. (“Skechers”) relating to the public offering, which is not being underwritten, and sale by certain noteholders of Skechers or by pledges, donees, transferees or other successors in interest that receive such notes as a gift, partnership distribution or other non-sale related transfer (the “Selling Securityholders”) of up to $90,000,000 of 4.50% convertible subordinated notes of Skechers (the “Notes”). This Prospectus Supplement should be read in conjunction with the Prospectus, and this Prospectus Supplement is qualified by reference to the Prospectus except to the extent that information herein contained supersedes the information contained in the Prospectus. Capitalized terms used in this Prospectus Supplement and not otherwise defined herein have the meanings specified in the Prospectus.

SELLING SECURITYHOLDERS

     Recently, AIG DKR SoundShore Opportunity Holding Funds Ltd. (“AIG”), Cooper Neff Convertible Strategies (Cayman) Master Fund, L.P. (“Cooper Neff”), and Sturgeon Limited acquired $4,500,000, $1,068,000 and $332,000, respectively, of Notes and CIBC World Markets Corp. (“CIBC”) increased by $2,750,000 the amount of Notes that they intend to sell under the Prospectus. The following table provides certain information with respect to the amount of Notes beneficially owned by AIG, CIBC, Cooper Neff and Sturgeon Limited, the percentage of outstanding Notes and Skechers Class A common stock this represents, and the amount of Notes to be registered for sale hereby. The table of Selling Securityholders in the Prospectus is hereby amended to add the information provided for AIG, Cooper Neff and Sturgeon Limited and to replace the information provided for CIBC with the following:

	Principal Amount
	at Maturity of		Number of Shares
	Notes Beneficially		of Class A Common	Percentage of Class
	Owned That May	Percentage of	Stock That May be	A Common Stock
Name(1)	be Sold	Notes Outstanding	Sold(2)	Outstanding(3)

AIG DKR SoundShore Opportunity Holding Fund Ltd.	$4,500,000	5.0%	173,290	1.0%
CIBC World Markets Corp.	2,950,000	3.3	113,601	*
Cooper Neff Convertible Strategies (Cayman) Master Fund, L.P.	1,068,000	1.2	41,127	*
Sturgeon Limited	332,000	0.4	12,784	*

*	Less than 1%

(1)	Assumes that any other holders of Notes, or any future transferees, pledges, donees or successors of or from any such other holders of Notes, do not beneficially own any Class A common stock other than the Class A common stock issuable upon conversion of the Notes at the initial conversion rate.

(2)	Assumes conversion of all of the holder’s Notes at a conversion price of approximately $25.9680 per share of Class A common stock. However, this conversion price will be subject to adjustment as described in the Prospectus under “Description of Notes — Conversion Rights.” As a result, the number of shares of Class A common stock issuable upon conversion of the Notes may increase or decrease in the future.

(3)	Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act using 17,317,145 shares of Class A common stock outstanding as of May 31, 2002. In calculating this amount, we treated as outstanding the number of shares of Class A common stock issuable upon conversion of all of that particular holder’s Notes. However, we did not assume the conversion of any other holder’s Notes.